Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2002		2003		2004		2005		2006
Earnings:

Income from Continuing Operations before Provision for Income Taxes and Minority Interest	$114,519		$156,989		$166,735		$197,018		$224,218
Add: Fixed Charges	178,587		195,258		240,270		245,431		264,211
	$293,106		$352,247		$407,005		$442,449		$488,429

Fixed Charges:
Interest Expense, Net	$136,632		$150,468		$185,749		$183,584		$194,958
Interest Portion of Rent Expense	41,955		44,790		54,521		61,847		69,253
	$178,587		$195,258		$240,270		$245,431		$264,211
Ratio of Earnings to Fixed Charges	1.6	x	1.8	x	1.7	x	1.8	x	1.8	x